SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                              Woronoco Bancorp Inc.
                        ---------------------------------
                                (Name of issuer)

                     Common Stock, $.01 par value per share
                     ---------------------------------------
                         (Title of class of securities)

                                    981630106
                                  ------------
                                 (CUSIP number)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class ofsecurities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be Deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



- -----------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          EQSF Advisers, Inc.
          (EIN 13-3354359)
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [   ]
                                                               (b)  [   ]
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------
  3       SEC USE ONLY
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          New York Corporation

- -----------------------------------------------------------------------
- -----------------------------------------------------------------------
                                  5      SOLE VOTING POWER
                                             390,800
           NUMBER OF            -----------------------------------------
                                -----------------------------------------
            SHARES                6      SHARED VOTING POWER
         BENEFICIALLY                        None
           OWNED BY             -----------------------------------------
                                -----------------------------------------
             EACH                 7      SOLE DISPOSITIVE POWER
                                             390,800
             WITH               -----------------------------------------
                                -----------------------------------------
                                  8       SHARED DISPOSITIVE POWER
                                             None
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               390,800

- -----------------------------------------------------------------------
- -----------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [ ]
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.44%

- ------------------------------------------------------------------------
- ------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
 12
                   IA

Item 1.

         (a)      NAME OF ISSUER:
                  ---------------
                  Woronoco Bancorp Inc. (the "Issuer").

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR, IF NONE, RESIDENCE:
                  -------------------------------------------------------
                   31 Court Street, Westfield, MA 01085
Item 2.

         (a)      NAME OF PERSON FILING:
                  ----------------------

                  This schedule is being jointly filed by EQSF Advisers, Inc. ("EQSF)(EQSF is sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint
Schedule 13G filing agreement among the reporting persons.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  -------------------------------------

                  The address of the principal executive office of EQSF is: 767 Third Avenue, New York, New York 10017-2023.

         (c)      CITIZENSHIP:
                  ------------

                  The citizenship or place of organization of each of the reporting persons is as follows:

                  EQSF
                  ----
                  New York State Corporation.

         (d)      TITLE OF CLASS OF SECURITIES:
                  -----------------------------
                  Common Stock, $.01 par value per share.

         (e)      CUSIP NUMBER:
                  -------------
                  981630106

Item 3. IF THIS  STATEMENT  IS  BEING  FILED  PURSUANT  TO  RULES
13D-1(B), OR 3D-2(B), CHECK WHETHER THE PERSON FILING IS A:
- -----------------------------------------------------------------------

                  (e) Investment Adviser registered under section 203 of the investment Advisers Act of 1940 (EQSF and MJWA).

Item 4.  OWNERSHIP.
         ---------

                  (a)&(b) EQSF beneficially owns 390,800 shares, or 10.44% of the class of securities of the issuer.

                  (c)  (i) EQSF: 390,800

                      (ii) Not applicable.

                     (iii) EQSF: 390,800

                      (iv) Not applicable.

         Mr. Whitman disclaims beneficial ownership of all such shares.

Item 5.  Ownership of Five Percent or Less of a Class.
         ---------------------------------------------
                  Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------

     Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 390,800 of the shares reported by EQSF.


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.
        -----------------------------------------------------------------
                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------
                  Not applicable.

Item 9.  Notice of Dissolution of Group.
         -------------------------------
           Not applicable.

Item 10. Certification.
         --------------
                  By signing below I certify that, to the best of my Knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

















SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              December 10, 2001
                                            -----------------------
                                              (Date)




                                            EQSF ADVISERS, INC.

                                            By:/s/ MARTIN J. WHITMAN
                                            --------------------------
                                            Martin J. Whitman
                                            Chairman, President and
                                            Chief Executive Officer